UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-17 OR 15d-17
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 6, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 6, 2015, entitled "Statoil ASA: Reduced equity share at Agbami following redetermination".

Statoil ASA: Reduced equity share at Agbami following redetermination

Statoil (OSE: STL, NYSE: STO) has received an Expert calculation of revised tract participations for the Agbami field in Nigeria. Assuming implementation, this calculation will result in a reduction of 5.17% in Statoil's equity interest in the field from 20.21% to 15.04%.

Statoil previously initiated arbitration proceedings to set aside interim decisions made by the Expert. By a decision received by Statoil on 4 November 2015, the arbitration tribunal has declined to set aside the Expert's interim decisions.

Statoil is currently assessing its position in relation to the Expert's decision and the decision of the arbitration tribunal.

Statoil has so far made an accrual of NOK 7.5 billion. Assuming implementation in accordance with the Expert ruling, Statoil will have to compensate other equity owners at Agbami of about NOK 1.6 billion in addition to the accrual as of end third quarter 2015. Eventual settlement of any imbalance amount will be made over time through cash-calls issued by the unit operator.

Contact persons:

Investor Relations
Peter Hutton, senior vice president for Investor Relations,
Tel: +44 7881 918 792

Morten Sven Johannessen, vice president for Investor Relations USA,
Tel: + 1 203 570 2524

Press
Knut Rostad, head of corporate media relations
Tel: +47 905 48 990

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 6, 2015	By:	___/s/ Hans Jakob Hegge Name: Hans Jakob Hegge Title: Chief Financial Officer